Filed by PRA Health Sciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Sciences, Inc.

Commission File No. 001-36732

Date: March 16, 2021

The following communication was made available by PRA Health Sciences, Inc. to its new and existing clients on March 16, 2021.

PRA + ICON Biotech

Key Messaging for New and Existing Clients

Updated: March 16, 2021

•	ICON’s acquisition of PRA will bring together two strong, client-focused companies who will be in the best position to meet market demands.
o	After closing, the combined company will provide clients with broader service offerings, greater therapeutic depth and geographic coverage, and enhanced clinical and commercial solutions.
o	The union is a proactive, long-term growth venture by both companies and had a specific focus on the biotech segment.
▪	This was NOT a short-term, staffing-based transaction.
o	Leaders from PRA and ICON have agreed to the post-closing approach for the combined organization in serving the biotech industry. Until closing, PRA and ICON remain separate and independent companies.
•	PRA and ICON’s expertise in biotech will be carried into the new combined organization, and meeting the unique needs of this segment will be a critical component of the post-closing business strategy.
o	PRA and ICON’s biotech operating models are strong but flexible, with customizable end-to-end solutions that fit the unique needs of our partners. This will remain the same.
o	PRA and ICON have delivered purpose-built solutions for biotech partners, always taking into consideration project fit and chemistry among team members. The combined organization will continue to do this.
o	Our priority: Superior client service with human expertise and attention will enable a seamless continuation of our partnership.

•	Biotech is in PRA’s DNA. PRA’s expertise in biotech will be carried into the new combined organization; meeting the unique needs of this segment will be a critical component of the business strategy after closing.

o	PRA’s biotech operating model is strong but flexible, with customizable end-to-end solutions that fit the unique needs of our partners. This will remain the same.

o	Since the beginning, PRA has delivered purpose-built solutions for biotech partners, always taking into consideration project fit and chemistry among team members. The combined organization will continue to do this.

o	Our priority now and after the closing of the acquisition: Superior client service with human expertise and attention will enable a seamless continuation of our partnership.

•	After the deal closes, there will be a consistent and recognizable approach to the biotech model, but with best-in-class solutions and capabilities from both organizations as appropriate for any specific client or project.
o	Both ICON and PRA are committed to continuity for biotech customers and their projects, while also focused on delivering high quality data and meeting milestones.
o	The combined entity will be committed to maintaining access to key company leadership as biotech has become accustomed to.
o	We will retain our high-touch executive oversight and availability.
o	The General Partner model will remain intact, and biotech partners will retain their study teams.
o	Just like with the project teams, customers can also expect continuity in MSAs and contracts as well as processes and systems for their respective projects.

•	A dedicated integration planning team is being formed to guide the two companies during this time of transition.
o	At every level, both PRA and ICON will be represented, and team members with biotech expertise will be included in planning.
o	Integration of two, large publicly traded companies will be done in a considered manner and will take time; we do not expect any changes prior to closing and no large-scale changes in 2021, even after the deal closes later this year.
o	Any changes that occur after closing will be done collaboratively with careful consideration of client leadership and the needs of each project.
o	Although we are only in the integration planning stages, we are laser focused on ensuring that there are no disruptions to continuing projects.
o	Both companies are in strong growth phases and are continuing to hire at an aggressive pace to continue to meet the demands of our clients.
•	Positive change is part of PRA and ICON’s culture.
o	Both organizations and their global employee base accept and embrace change as part of growth process.
▪	Both have a history of acquisitions and bringing new teams and solutions onboard smoothly and efficiently.
o	PRA and ICON are separately pursuing retention strategies to encourage team stability and collaboration.
o	Employees from both companies have been fully briefed on the acquisition, and they will be informed of new information as it becomes available.
•	Both companies have committed to the highest levels of customer service – during the planning process and after the new company is formed.
o	Please always feel comfortable contacting your day-to-day contact or the leadership team at PRA to discuss your business and ask questions.
o	We are here to assist you and ensure that your work is prioritized.